SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



02047302

FORM 6-K


SEC MAIL
RECEIVED
PROCESSING
JUL 26 2002
WASH. D.C.
164
SECTION

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

July 25, 2002

TALISMAN ENERGY INC.
Commission File No. 1-6665
[Translation of registrant's name into English]

3400, 888 - 3rd Street S.W.,
Calgary, Alberta, Canada, T2P 5C5
[Address of principal executive offices]

The following documents are filed as exhibits hereto and are incorporated by reference into the Registration Statement on Form F-[] (File No. 333-[])

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F ___ Form 40-F ___X___

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ________ No ___X___

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b):
82 - ________________________.]

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TALISMAN ENERGY INC.
CONFERENCE CALL

CALGARY, Alberta – July 24, 2002 – Talisman Energy Inc. has scheduled a telephone conference call for investors and analysts on Wednesday July 31, 2002 at 9:00 a.m. MDT (11:00 a.m. EDT) to discuss Talisman's second quarter results. Participants will include Dr. Jim Buckee, President and Chief Executive Officer and members of senior management. Talisman expects to release its quarterly results on Tuesday, July 30, 2002.

To participate in the conference, please contact the Talisman Energy Conference Operator at 8:50 a.m. (MDT), 10 minutes prior to the conference call.

Conference Operator Dial in Numbers:
1-888-881-4892 (North America)
or
1-416-640-4127 (Local Toronto & International)

A replay of the conference will be available at approximately 1:00 p.m. (MDT) on , Wednesday July 31, 2002 to 11:59 p.m. Wednesday, August 28, 2002. If you wish to access this replay, please call:

1-877-289-8525 (North America) passcode 201842#
or
1-416-640-1917 (Local Toronto & International) passcode 201842#

Talisman Energy Inc. is one of the largest independent Canadian oil and gas producers with operations in Canada, the North Sea, Indonesia, Malaysia, Vietnam and Sudan. Talisman is also conducting exploration in Algeria, Trinidad, Colombia and the United States. Talisman has adopted the International Code of Ethics for Canadian Business and is committed to maintaining high standards of excellence in corporate citizenship and social responsibility wherever it does business. The Company's shares are listed on The Toronto Stock Exchange in Canada and the New York Stock Exchange in the United States under the symbol TLM.

For further information, please contact:

David Mann, Manager, Investor Relations &
Corporate Communications
Phone: 403-237-1196
Fax: 403-237-1210
E-mail: tlm@talisman-energy.com

23/2002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TALISMAN ENERGY INC.
[Registrant]



Date: July 25, 2002

By
Christine D. Lee
Assistant Corporate Secretary

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